July 26, 2013

VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Envision Healthcare Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 12, 2013
File No. 001-32701

Dear Mr. Rosenberg:

Envision Healthcare Corporation (the “Company”) has received your letter, dated July 12, 2013 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2012 (File No. 001-32701) filed with the Commission on March 12, 2013.

The Comment Letter requests the Company to respond to the staff’s comments within ten business days or to advise you when the Company will provide its response. As discussed by R. Jason Standifird, the Senior Vice President, Chief Accounting Officer, Controller of the Company, with Scott Wuenschell this morning, the Company has reviewed the Staff’s comments and has prepared its response. The Company respectfully requests an extension of time to respond to the Staff’s comments until August 9, 2013.

* * * * *

Please do not hesitate to contact the undersigned if you have any further questions, or require further clarification.

Sincerely,

/s/ R. Jason Standifird

R. Jason Standifird
Senior Vice President, Chief Accounting Officer and Controller

cc:	Joel Parker
Securities and Exchange Commission
Craig A. Wilson, Esq.
Envision Healthcare Corporation